Exhibit 99.1

Woodside Energy Group Ltd

ACN 004 898 962

Mia Yellagonga

11 Mount Street

Perth WA 6000

Australia

T +61 8 9348 4000

www.woodside.com

ASX: WDS

NYSE: WDS

LSE: WDS

Announcement

Wednesday, 8 June 2022

APPENDIX 3Y (CHANGE OF DIRECTOR’S INTEREST NOTICES)

In accordance with the Listing Rules, please see attached announcement relating to the above, for release to the market.

Contacts:
INVESTORS Damien Gare W: +61 8 9348 4421 M: +61 417 111 697 E: investor@woodside.com	MEDIA Christine Forster M: +61 484 112 469 E: christine.forster@woodside.com

This announcement was approved and authorised for release by Woodside’s Disclosure Committee.

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/09/01 Amended 01/01/11

Name of entity	Woodside Energy Group Ltd
ABN	55 004 898 962

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Marguerite (Meg) Eileen O’Neill
Date of last notice	17 August 2021

Part 1 – Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Performance Rights (PRs): Direct Restricted Shares: Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Beneficial interest in ordinary fully paid shares (Restricted Shares) held by CPU Share Plans Pty Limited as trustee under the Executive Incentive Scheme (EIS).
Date of change	2 June 2022
No. of securities held prior to change	Direct: 133,366 ordinary shares 55,366 PRs granted under the EIS Indirect: 96,286 Restricted Shares held by CPU Share Plans Pty Limited as trustee under the EIS.
Class	Ordinary
Number acquired	97,983 Restricted Shares under the EIS 51,122 PRs under the EIS
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation

Consideration is the provision of services under an executive employment agreement.

Estimated offer value of A$21.84 per share. The allocations of Restricted Shares and PRs were approved by shareholders at the company’s AGM on 19 May 2022.

No. of securities held after change

Direct:

147,463 ordinary shares

106,488 PRs under the EIS

Indirect: 180,172 Restricted Shares held by CPU Share Plans Pty Limited as trustee under the EIS.

Note : Note: The direct and indirect figures also reflect the transfer of Restricted Shares (indirect) on vesting to Ms O’Neill (direct) – see below for further details.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back

97,983 Restricted Shares and 51,122 PRs allocated on 2 June 2022 in accordance with the terms of the EIS and item 5 passed by shareholders at the 2022 Annual General Meeting (AGM) held on 19 May 2022.

14, 097 Restricted Shares (indirect) vested in accordance with the terms of the EIS and were transferred from CPU Share Plans Pty Limited as trustee under the EIS to Ms O’Neill (and are now held directly).

The key terms of the Restricted Shares and PRs are set out in the Notice of Annual General Meeting 2022 and the 2021 Remuneration Report, which appears on pages 69 to 93 of the Annual Report 2021.

+ See chapter 19 for defined terms.

01/01/2011 Appendix 3Y Page 1

Appendix 3Y

Change of Director’s Interest Notice

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

Part 3 – +Closed period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?	No
If so, was prior written clearance provided to allow the trade to proceed during this period?	N/A
If prior written clearance was provided, on what date was this provided?	N/A

+ See chapter 19 for defined terms.

Appendix 3Y Page 2	01/01/2011

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/09/01 Amended 01/01/11

Name of entity	Woodside Energy Group Ltd (Woodside)
ABN	55 004 898 962

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Richard James Barr Goyder
Date of last notice	1 March 2019

Part 1 – Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Beneficial interest in ordinary shares held in ordinary fully paid shares held by Invia Custodian Pty Limited (Account: Warrangi Trust)
Date of change	1 June 2022
No. of securities held prior to change

(1)   20,300 ordinary fully paid shares held by Invia Custodian Pty Limited as trustee for the Warrangi Trust

(2)   3,334 ordinary fully paid shares held by Invia Custodian Pty Limited as trustee for the R & J Goyder Superannuation Fund

Class	Ordinary
Number acquired	2,529
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$29.76 per share
No. of securities held after change

(1)   22,829 ordinary fully paid shares held by Invia Custodian Pty Limited as trustee for the Warrangi Trust

(2)   3,334 ordinary fully paid shares held by Invia Custodian Pty Limited as trustee for the R & J Goyder Superannuation Fund

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	BHP Group Ltd (BHP) received Woodside shares on 1 June 2022 as consideration for the sale of BHP Petroleum. BHP distributed the Woodside shares to Invia Custodian Pty Limited as an eligible BHP shareholder in line with the details described in BHP’s ASX announcement on 20 May 2022.

+ See chapter 19 for defined terms.

01/01/2011 Appendix 3Y Page 1

Appendix 3Y

Change of Director’s Interest Notice

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

Part 3 – +Closed period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?	No
If so, was prior written clearance provided to allow the trade to proceed during this period?	N/A
If prior written clearance was provided, on what date was this provided?	N/A

+ See chapter 19 for defined terms.

Appendix 3Y Page 2	01/01/2011

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/09/01 Amended 01/01/11

Name of entity	Woodside Energy Group Ltd (Woodside)
ABN	55 004 898 962

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Gene Thomas TILBROOK
Date of last notice	16 March 2018

Part 1 – Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	(1) Direct (2) Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Beneficial interest in ordinary fully paid shares held by Invia Custodian Pty Limited (Account: GT Tilbrook Super Fund)
Date of change	1 June 2022
No. of securities held prior to change	(1) Direct: 5,280 ordinary fully paid shares (2) Indirect: 2,669 ordinary fully paid shares held by Invia Custodian Pty Limited as trustee for the GT Tilbrook Super Fund
Class	Ordinary
Number acquired	(1) 1,998 (2) Nil
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$29.76 per share
No. of securities held after change	(1) Direct: 7,278 ordinary fully paid shares (2) Indirect: 2,669 ordinary fully paid shares held by Invia Custodian Pty Limited as trustee for the GT Tilbrook Super Fund
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back

BHP Group Ltd (BHP) received Woodside shares on 1 June 2022 as consideration for the sale of BHP Petroleum. BHP distributed the Woodside shares to Gene Tilbrook as an eligible BHP shareholder in line with the details described in BHP’s ASX announcement on 20 May 2022.

+ See chapter 19 for defined terms.

01/01/2011 Appendix 3Y Page 1

Appendix 3Y

Change of Director’s Interest Notice

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

Part 3 – +Closed period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?	No
If so, was prior written clearance provided to allow the trade to proceed during this period?	N/A
If prior written clearance was provided, on what date was this provided?	N/A

+ See chapter 19 for defined terms.

Appendix 3Y Page 2	01/01/2011